

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 3561

February 5, 2018

Lynn L. Bourdon III
Chief Executive Officer
American Midstream Partners, LP
2103 CityWest Boulevard
Building 4, Suit 800
Houston, Texas 77042

> **Re:** **American Midstream Partners, LP**
> **Registration Statement on Form S-3**
> **Filed February 1, 2018**
> **File No. 333-222810**

Dear Mr. Bourdon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products